Exhibit 99.1

32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

June 8, 2009

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Safe Bulkers, Inc., which will be held on Wednesday, July 8, 2009 at 10:00 a.m. Greek local time at our principal executive offices at 32 Avenue Karamanli, 16605 Voula, Athens, Greece.

The following Notice of 2009 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Polys Hajioannou Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2009 ANNUAL MEETING OF STOCKHOLDERS AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2009 ANNUAL MEETING OF STOCKHOLDERS.

SAFE BULKERS, INC.
32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, JULY 8, 2009

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Stockholders of Safe Bulkers, Inc., a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, on Wednesday, July 8, 2009 at our principal executive offices at 32 Avenue Karamanli, 16605 Voula, Athens, Greece for the following purposes:

1.	To elect three Class I directors to hold office until the annual meeting of stockholders in 2012 and until their respective successors have been duly elected and qualified;

2.	To ratify the appointment of our independent auditors;

3.	To approve the adoption of an amendment to our First Amended and Restated Articles of Incorporation which is intended to provide elaboration on the company’s corporate purpose; and

4.	To transact such other business as may properly come before the 2009 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of our common stock, par value $0.001 per share, at the close of business on May 25, 2009 will be entitled to receive notice of, and to vote at, the 2009 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2009 Annual Meeting of Stockholders. Whether or not you expect to attend the 2009 Annual Meeting of Stockholders in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2009 Annual Meeting of Stockholders. We look forward to seeing you.

By Order of the Board of Directors

Dr. Loukas Barmparis President and Secretary Athens, Greece June 8, 2009

SAFE BULKERS, INC.
32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

PROXY STATEMENT FOR
2009 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, JULY 8, 2009

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Safe Bulkers, Inc., a Marshall Islands corporation (the “Company”), for use at the 2009 Annual Meeting of Stockholders to be held at 10:00 a.m. Greek local time, on Wednesday, July 8, 2009 at the Company’s principal executive offices at 32 Avenue Karamanli, 16605 Voula, Athens, Greece, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of 2009 Annual Meeting of Stockholders. This Proxy Statement and the accompanying proxy card are expected to be mailed on or about June 8, 2009 to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 25, 2009 (the “Record Date”), the Company had outstanding 54,508,907 shares of common stock, par value $0.001 per share (the “Common Stock”). Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2009 Annual Meeting of Stockholders.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SB.”

REVOCABILITY OF PROXIES

A Stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive offices at 32 Avenue Karamanli, 16605 Voula, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes. As provided in the Company’s First Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Polys Hajioannou, Ioannis Foteinos and Ole Wikborg, each a Class I Director, for re-election as Class I Directors for terms expiring at the 2012 annual meeting and until their successors have been duly elected and qualified. The Board has determined that Mr. Wikborg is independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee or nominees as the current Board may recommend.

NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Polys Hajioannou	42	Chief Executive Officer, Chairman of the Board and Class I Director—Term to Expire in 2012	2008
Ioannis Foteinos	50	Chief Operating Officer and Class I Director—Term to Expire in 2012	2009
Ole Wikborg (2), (3)	54	Class I Director—Term to Expire in 2012	2008

(1)	As of May 25, 2009.

(2)	Member of corporate governance, nominating and compensation committee.

(3)	Member of audit committee.

Nominees for Election

The Board has nominated the following individuals to serve as Class I directors for a three-year term expiring at the 2012 annual meeting and until their successors have been duly elected and qualified:

Polys Hajioannou
Chief Executive Officer, Chairman of the Board and Class I Director

Polys Hajioannou is the Company’s Chief Executive Officer and has been Chairman of the Board since the Company’s initial public offering in May 2008. Mr. Hajioannou also serves with the Company’s Manager, and prior to its inception, the Company’s Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou holds a bachelor of science degree in nautical studies from Sunderland University.

Ioannis Foteinos
Chief Operating Officer and Class I Director

Ioannis Foteinos is the Company’s Chief Operating Officer and a member of the Board since February 2009. Mr. Foteinos has 25 years of experience in the shipping industry. After obtaining a bachelors degree in nautical studies from Sunderland University, he joined the predecessor of the Company’s Manager, Safety Management Overseas, in 1984, where he presently serves and will continue to serve as Chartering Manager.

Ole Wikborg
Class I Director

Ole Wikborg has been a member of the Board and of the Company’s audit committee, and corporate governance, nominating and compensation committee since the Company’s initial public offering in May 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (IUMI), and since 2006 has served as Vice President and a member of the Executive Board of the IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president of the marine division of the Energy Zurich Protector Insurance Company AS, based in Oslo and Zurich, and from 1993 until 1997 served as a senior underwriter for the marine division of Protector Insurance Company AS, based in Oslo. Prior to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Dr. Loukas Barmparis	46	President, Secretary and Class II Director—Term to Expire in 2010	2008
Konstantinos Adamopoulos	46	Chief Financial Officer and Class III Director—Term to Expire in 2011	2008
Basil Sakellis (2), (3)	30	Class II Director—Term to Expire in 2010	2008
Frank Sica (2), (3)	58	Class III Director—Term to Expire in 2011	2008

(1)	As of May 25, 2009.

(2)	Member of corporate governance, nominating and compensation committee.

(3)	Member of audit committee.

The following directors will continue in office:

Class II Directors—Term to Expire in 2010

Dr. Loukas Barmparis
President, Secretary and Class II Director

Dr. Loukas Barmparis is the Company’s President and Secretary and has been a member of the Board since the Company’s initial public offering in May 2008. Dr. Barmparis also serves as the technical manager of the Company’s Manager, which he joined in February 2006, and is the project development manager of the affiliated Alasia Development S.A., responsible for renewable energy projects. Prior to joining the Company’s Manager and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“MBA”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Basil Sakellis
Class II Director

Basil Sakellis has been a member of the Board and of the Company’s audit committee, and corporate governance, nominating and compensation committee since the Company’s initial public offering in May 2008. Mr. Sakellis has been an Investment Manager at HSBC Private Equity in

London since 2008. Prior to that he worked at European Capital Financial Services Limited, a private equity firm based in London, from 2006 to 2008. In 2005, Mr. Sakellis worked for McKinsey & Company in London. From 2000 to 2004, Mr. Sakellis worked at NM Rothschild & Sons Ltd in London. Mr. Sakellis received an MBA from Harvard Business School in 2006 and his Masters in Engineering from Imperial College, University of London, in 2000.

Class III Directors—Term to Expire in 2011

Konstantinos Adamopoulos
Chief Financial Officer and Class III Director

Konstantinos Adamopoulos is the Company’s Chief Financial Officer and has been a member of the Board since the Company’s initial public offering in May 2008. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an MBA in finance from the City University Business School and a bachelor of science in business administration from the Athens School of Economics and Business Science.

Frank Sica
Class III Director

Frank Sica has been a member of the Board and the Chairman of the Company’s audit committee, and corporate governance, nominating and compensation committee since the Company’s initial public offering in May 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 2000 to 2003, Mr. Sica was President of Soros Private Funds Management LLC, which oversaw the direct real estate and private equity investment activities of Soros. In 1998, Mr. Sica joined Soros Fund Management, where he was a Managing Director responsible for Soros’s private equity investments. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. In 1996, Mr. Sica was elevated to Co-CEO of Morgan Stanley’s Merchant Banking Division, whose principal operating unit was Morgan Stanley Capital Partners. Prior to 1988, Mr. Sica was a Managing Director in Morgan Stanley’s mergers and acquisitions department. From 1974 to 1977, Mr. Sica was an officer in the U.S. Air Force. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his MBA. Mr. Sica is also a director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, NorthStar Realty Finance Corporation, a real estate finance company, and Kohl’s Corporation, an owner and operator of department stores.

Independence

The Board has determined that each of Messrs. Sica, Sakellis and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Committees of the Board

Audit committee

The Company’s audit committee consists of Ole Wikborg, Basil Sakellis and Frank Sica as chairman. The Board has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•

assisting the Board in monitoring the integrity of the Company’s financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and the Company’s internal audit function and the Company’s compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

The Company’s corporate governance, nominating and compensation committee consists of Ole Wikborg, Basil Sakellis and Frank Sica as chairman. The corporate governance, nominating and compensation committee is responsible for:

•

nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise as well as put in place plans for succession, in particular, of the Chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

•	developing and recommending to the full Board corporate governance guidelines applicable to us and keep such guidelines under review;

•	overseeing the evaluation of the Board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

Directors shall be elected by a plurality of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2009.

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF THE AMENDMENT TO
THE COMPANY’S
FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

The Board of Directors is submitting for approval at the Meeting a proposed amendment to the Company’s First Amended and Restated Articles of Incorporation that is intended to provide elaboration on the Company’s corporate purpose, by enumerating certain of its shipping-related powers.

Currently, Section 3.01 of Article III of the Company’s First Amended and Restated Articles of Incorporation reads as follows:

“Section 3.01. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.”

The Company’s First Amended and Restated Articles of Incorporation employs the term “BCA” to describe the Marshall Islands Business Corporations Act.

If Proposal Three is approved, Section 3.01 of Article III of Company’s First Amended and Restated Articles of Incorporation will be amended to read as follows:

“Section 3.01. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA and without in any way limiting the generality of the foregoing, the Corporation shall have the power:

(a) to purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build, and repair steamships, motorships, tankers, sailing vessels, tugs, lighters, barges, and all other vessels and craft of any and all motive power whatsoever, including, landcraft and any and all other means of conveyance and transportation by land or water, together with engines, boilers, machinery equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish, and outfit such vessels and ships;

(b) to carry on its business, to have one or more offices, and or exercise its powers in foreign countries, subject to the laws of the particular country;

(c) to borrow or raise money and contract debts, when necessary, for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured;

(d) to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description; and

(e) to act as agent and/or representative of ship-owning companies.”

The Board of Directors believes that providing the elaboration on the Company’s corporate purpose contained in the amendment, by enumerating certain of the Company’s shipping-related powers, is in the best interest of the Company because doing so will facilitate the registration of the Company’s office in Athens, Greece as a branch office of a foreign corporation under the provisions of Greek Law 89/67 (as amended and re-enacted).

Approval of Proposal Three requires the vote of the holders of a majority of Common Stock entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S FIRST AMENDED AND

RESTATED ARTICLES OF INCORPORATION. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Dr. Loukas Barmparis President and Secretary

June 8, 2009
Athens, Greece